UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

GVI SECURITY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

36242E200

(CUSIP Number)

David Weiner

c/o W-Net, Inc.

3490 Laurel Canyon Boulevard, Suite 327

Studio City, California  91604

(818) 385-0405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 pages)

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242E200                                              13D                                              Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Weiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,695,330 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,695,330 (1)
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,695,330
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14		TYPE OF REPORTING PERSON IN

———————

(1)

Beneficial ownership of these shares is being reported as shared because David Weiner has entered into a Tender and Support Agreement, dated as of October 21, 2009, with GenNx360 GVI Holding, Inc. (“Parent”), GenNx360 GVI Acquisition Corp., a wholly-owned subsidiary of Parent (“Merger Sub”) and GVI Security Solutions, Inc. (the “Issuer”), in connection with the transactions contemplated by the Merger Agreement, dated as of October 21, 2009 (the “Merger Agreement”), among Parent, Merger Sub and the Issuer.  Pursuant to the Tender and Support Agreement, subject to the terms and conditions therein, Mr. Weiner has agreed to tender such shares into the Offer (as defined in the Merger Agreement), to vote in favor of the Merger (as defined in the Merger Agreement) and to comply with certain other provisions of the Tender and Support Agreement.

CUSIP No. 36242E200                                              13D                                              Page 3 of 7 Pages

Item 1.

Security and the Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2801 Trade Center Drive, Carrollton, Texas 75007.

Item 2.

Identity and Background.

(a)

This statement is being filed by David Weiner (hereinafter referred to as “Mr. Weiner”).

(b)

The address for Mr. Weiner is 3490 Laurel Canyon Boulevard, Suite 327, Studio City, California  91604.

(c)

Mr. Weiner is a private investor. Mr. Weiner is the sole director, officer and stockholder of Woodman Management Corporation (“Woodman”) and W-net, Inc. (“W-Net”).  His principal business address is 3940 Laurel Canyon Boulevard, Suite 327, Studio City, California 91604.

(d)(e)

Mr. Weiner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)

Mr. Weiner is a citizen of the United State of America.

Item 3.

Source or Amount of Funds or Other Consideration.

The Tender and Support Agreement (as defined below) was entered into by Mr. Weiner to facilitate the transactions contemplated by the Merger Agreement described in Item 4.  Mr. Weiner did not receive additional consideration in connection with the execution and delivery of the Tender and Support Agreement.

Item 4.

Purpose of the Transaction.

The Merger Agreement

On October 21, 2009, the Issuer, GenNx360 GVI Holding, Inc., a Delaware corporation (“Parent”), and GenNx360 GVI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will commence a tender offer (the “Tender Offer”) to acquire all of the Issuer’s outstanding shares of common stock, par value $0.001 per share (“Common Stock”), for $0.38 per share payable net to the seller in cash, without interest and subject to any tax withholding (the “Offer Price”). The Merger Agreement also provides that following completion of the Tender Offer, Merger Sub will be merged with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. At the effective time of the Merger, all remaining outstanding shares of Common Stock not tendered in the Tender Offer (other than shares of Common Stock (i) owned by Parent, Merger Sub, the Issuer and its subsidiaries and (ii) for which appraisal has been properly demanded under Delaware law) will be acquired for cash at the Offer Price and on the terms and conditions set forth in the Merger Agreement.

The Merger Agreement provides that Parent will cause Merger Sub to commence, and Merger Sub will commence, the Tender Offer no later than ten business days after the date of the Merger Agreement. In the Tender Offer, each share of Common Stock accepted by Merger Sub in accordance with the terms of the Tender Offer will be exchanged for the right to receive the Offer Price. Parent will cause Merger Sub to accept for payment, and Merger Sub will accept for payment, all shares of Common Stock validly tendered and not withdrawn, pursuant to the terms of the Tender Offer, as soon as practicable following the Tender Offer’s expiration date (in no event sooner than 20 business days after the Tender Offer has commenced).

CUSIP No. 36242E200                                              13D                                              Page 4 of 7 Pages

The Issuer has also granted to Parent an irrevocable option (the “Top-Up Option”), which Parent may exercise at the time of or immediately after the acceptance for payment of, and payment by Merger Sub for, any shares of Common Stock pursuant to the Offer, to purchase from the Issuer the number of shares of Common Stock equal to the lesser of (i) that number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Merger Sub as of immediately prior to the exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares of Common Stock then outstanding on a fully diluted basis (after giving effect to the issuance of the Top-Up Option shares) or (ii) the aggregate of the number of shares of Common Stock held as treasury shares by the Issuer and its subsidiaries and the number of shares of Common Stock that the Issuer is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not reserved for issuance pursuant to the exercise of options) as of immediately prior to the exercise of the Top-Up Option. If Parent or Merger Sub acquires more than 90% of the outstanding shares of Common Stock, including through exercise of the Top-Up Option, it will complete the Merger through the “short form” procedures available under Delaware law.

The Merger Agreement provides that, after such time as Merger Sub accepts for payment and pays for any shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer, and as long as Parent directly or indirectly beneficially owns not less than a majority of the issued and outstanding Common Stock, Merger Sub will be entitled to elect or designate to serve on the board of directors of the Issuer the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the board of directors (giving effect to the directors elected or designated by Merger Sub pursuant to this sentence) by a fraction having a numerator equal to the aggregate number of shares of Common Stock then beneficially owned by Merger Sub or any other subsidiary of Parent (including shares of Common Stock accepted for payment pursuant to the Offer and any shares of Common Stock issued in connection with Merger Sub’s exercise of its Top-Up Option), and having a denominator equal to the total number of shares of Common Stock then issued and outstanding.

The Tender and Support Agreement

In connection with the transactions contemplated by the Merger Agreement, Mr. Weiner entered into a Tender and Support Agreement with Parent (the “Tender and Support Agreement”) whereby he has agreed to tender his shares in the Offer and vote in favor of the Merger, subject to certain terms and conditions, and has granted an irrevocable proxy to Parent to accomplish the same.

In addition, pursuant to the Merger Agreement, each warrant that is outstanding and unexercised as of immediately prior to the effective time of the Merger (the “Effective Time”) will become fully vested and exercisable in full prior to the Effective Time.  Each warrant outstanding and unexercised immediately prior to the Effective Time shall, at the Effective Time, be cancelled, and Mr. Weiner shall be entitled to receive from the surviving corporation in the Merger (the “Surviving Corporation”) immediately after the Effective Time, in exchange for the cancellation of such warrant, an amount in cash (the “Cash Amount”) equal to (A) the product of (i) the excess, if any, of the Offer Price over the exercise price per share of such warrant, multiplied by (ii) the number of shares subject to such warrant, as applicable, less (B) any applicable withholdings for taxes.

The foregoing summary of the Merger Agreement and the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to those documents as filed as exhibits hereto.

Other than set forth above, and to the extent not in contravention to the foregoing, Mr. Weiner may review his investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities.  Based upon such review, Mr. Weiner may take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by him or otherwise acquired by him, either in the open market or in privately negotiated transactions.

Other than set forth above, Mr. Weiner does not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider his position, change his position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

CUSIP No. 36242E200                                              13D                                              Page 5 of 7 Pages

Item 5.

Interest in Securities of the Issuer.

Based on 27,285,301 shares of the Common Stock issued and outstanding as of October 21, 2009 as reported in the Agreement and Plan of Merger attached as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 23, 2009 and taking into consideration an aggregate of immediately exercisable warrants beneficially owned by the Reporting Person to purchase 525,355 shares of the Common Stock of the Issuer:

(a)

As of the date of this filing, Mr. Weiner beneficially owns 2,695,330 shares of the Common Stock representing 9.7% of the outstanding shares of Common Stock, consisting of (i) 2,158,975 shares of the Common Stock owned directly by him; (ii) an immediately exercisable warrant to purchase 518,688 shares of the Common Stock, owned directly by him; (iii) an immediately exercisable warrant to purchase 6,667 shares of the Common Stock, owned by W-Net; and (iv) 11,000 shares of the Common Stock of the Issuer, owned by Woodman.

(b)

Mr. Weiner’s beneficial ownership of these shares is being reported taking into consideration the Tender and Support Agreement pursuant to which Mr. Weiner has agreed to tender such shares into the Offer (as defined in the Merger Agreement), to vote in favor of the Merger (as defined in the Merger Agreement) and to comply with certain other provisions of the Tender and Support Agreement.

Sole power to vote or direct the vote	—	0
Shared power to vote or direct the vote	—	2,695,330
Sole power to dispose or direct the disposition	—	2,695,330
Shared power to dispose or direct the disposition	—	0

(c)

The information provided in Items 4 and 6 is hereby incorporated by reference. There have been no other transactions by Mr. Weiner in the shares of Common Stock during the past 60 days.

(d)

To the knowledge of Mr. Weiner, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by him.

(e)

Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the transactions contemplated by the Merger Agreement, Mr. Weiner entered into the Tender and Support Agreement with Parent whereby he has agreed to tender his shares  in the Offer and vote in favor of the Merger, subject to certain terms and conditions, and has granted an irrevocable proxy to Parent to accomplish the same.

The Merger Agreement provides that each warrant, including the warrant(s) owned by Mr. Weiner, that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled, and each holder thereof shall be entitled to receive from the Surviving Corporation, immediately after the Effective Time, in exchange for the cancellation of such warrant(s), the Cash Amount, if any.

Other than as described above and the agreements and summary incorporated herein by reference and set forth as exhibits hereto, to Mr. Weiner’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Weiner and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 36242E200                                              13D                                              Page 6 of 7 Pages

Item 7.

Material to be filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description
1

Agreement and Plan of Merger, dated October 21, 2009, by and among GVI Security Solutions, Inc., GenNx360 GVI Holding, Inc. and GenNx360 GVI Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

2

Form of Tender and Support Agreement, by and among GenNx360 GVI Holding, Inc., GenNx360 GVI Acquisition Corp., GVI Security Solutions, Inc. and certain stockholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

CUSIP No. 36242E200                                              13D                                              Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2009

By:	/s/ DAVID WEINER
David Weiner